

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 14, 2022

Bill Lundregan
Chief Legal Officer
Starry Group Holdings, Inc.
38 Chauncy Street, Suite 200
Boston, MA 02111

> **Re: Starry Group Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 25, 2022**
> **Filed No. 333-267057**

Dear Mr. Lundregan:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Charli Gibbs-Tabler, Staff Attorney, at 202-551-6388 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Christopher Bezeg